The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

February 14, 2022

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:     The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on January 25, 2022 with respect to the Registrant’s Post-Effective Amendment No. 173, filed on December 17, 2021, relating to Hartford Sustainable Municipal Bond Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example and performance chart for the Fund.

Response:        The completed Annual Fund Operating Expenses table, Expense Example and performance chart for the Fund will be sent via e-mail on or prior to February 21, 2022.

2.

Comment:        With respect to the expense reimbursement arrangement disclosed in the footnote to the Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:         Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.

Comment:        The Fund’s principal investment strategy discloses that “As part of this analysis, Wellington Management evaluates the municipal security’s intended use of proceeds to determine whether such municipal security, in its view, (1) promotes: good health and well being, access to education, sustainable cities and communities, and/or industry innovation and infrastructure, in alignment with the United Nations Sustainable Development Goals (UN SDGs); and/or (2) has positive or improving environmental, social and/or governance (“ESG”) characteristics, based on Wellington Management’s proprietary insights.” Please revise the disclosure to provide additional information on the methodology for inclusion under prong 2.

Response:        The Registrant will update the principal investment strategy consistent with this comment. The Registrant will replace the sentence quoted above with the following sentences: “As part of this analysis, Wellington Management evaluates (1) the municipal security’s intended use of proceeds to determine whether such municipal security, in its view, promotes: good health and well being, access to education, sustainable cities and communities, and/or industry innovation and infrastructure, in alignment with the United Nations Sustainable Development Goals (UN SDGs); and/or (2) whether the municipality itself has positive or improving environmental, social and/or governance (“ESG”) characteristics, based on Wellington Management’s proprietary insights. Wellington Management considers ESG characteristics that in its view have, or will have over time, a material impact on fundamentals, technicals, and/or valuations associated with the particular issuer and its sector, as part of this process.”

4.

Comment:        The Fund’s principal investment strategy discloses that the sub-adviser may use third-party data as part of its analysis of sustainable attributes. Please revise the disclosure in the additional strategy section to disclose how and when the sub-adviser may use third-party data.

Response:        Wellington Management generally does not base a decision to buy or sell an issuer based on third-party data alone. Wellington Management synthesizes the information it gathers from third-party data providers with its own fundamental research (including issuer specific insights on material ESG considerations from dedicated municipal credit research analysts), analysis of publicly available information, and its engagement with certain issuers to analyze sustainability attributes. The Registrant will update the additional strategy section to state “Wellington Management conducts its analysis of sustainable attributes through its own fundamental research (including issuer specific insights on material ESG considerations from dedicated municipal credit research analysts), analysis of publicly available information, and its engagement with certain issuers. Wellington Management may also combine this information with information it receives from third-party data sources to analyze sustainability attributes if Wellington Management believes such third-party data to be reliable and helpful to its analysis.”

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:	Alexander Karampatsos